Affinia Group Inc.

1101 Technology Drive

Ann Arbor, Michigan 48108

VIA EDGAR

May 2, 2011

Re:	Affinia Group Inc.: Registration Statement on Form S-4 (File No. 333-173593)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Affinia Group Inc. and each of the co-registrant guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, previously requested by filing a letter with the Securities and Exchange Commission (the “Commission”) on April 29, 2011 (the “Acceleration Request Letter”) that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement would become effective at 10:00 a.m., Eastern Standard Time, on May 2, 2011, or as soon thereafter as practicable. The registrants hereby amend the Acceleration Request Letter to request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on May 3, 2011, or as soon thereafter as practicable.

The Registrants hereby acknowledge that (1) the Registrants are responsible for the adequacy and accuracy of the disclosure in their filing; (2) should the Commission or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Vincent Pagano, Jr. of Simpson Thacher & Bartlett LLP at (212) 455-3125.

Very truly yours,

Affinia Group Inc. and the
Co-registrants

By:	/s/ STEVEN E. KELLER
	Name:	Steven E. Keller
	Title:	Senior Vice President, General Counsel and Secretary